TERYL RESOURCES CORP.

March 16, 2007

U.S. Securities and Exchange Commission
100F Street, N.E.
Washington, DC 20549

Attention:          Mr. Jason Wynn

Dear Mr. Wynn:

WITHDRAWAL OF FORM 20F FILING
FILE NO. 000-31076

This Company - Teryl Resources Corp. - filed on January 19, 2007 a Form 20F which inadvertently incorrectly designated as a Registration Statement under Section 12 of the Securities and Exchange Act of 1934. The document also referred to file No. 000-30624.

The purpose of this letter is to withdraw the filing described above effective this date.

The reasons for the withdrawal are the problems that have been discussed with members of your office by our legal counsel, Mr. Carl Jonsson. They relate essentially to the filing now being withdrawn being in conflict with the 20F Registration Statement filing done by this Company with your office in 2000 - to which file No. 000-30624 was assigned.

Yours truly,
TERYL RESOURCES CORP.

Per:	/s/ John Robertson John Robertson, President